August 30, 2019

William Lei Ding
Chief Executive Officer
Youdao, Inc.
No. 399, Wangshang Road, Binjiang District
Hangzhou 310051
People's Republic of China

       Re: Youdao, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted August 20, 2019
           CIK No. 0001781753

Dear Mr. Ding:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our History and Corporate Structure, page 4

1. We have considered your response to prior comment 4 that the disclosure requested has been provided at various locations throughout the prospectus. Given the significant implications to the company and its shareholders regarding your use of a VIE structure governed by foreign regulatory regimes, we encourage you to provide the requested disclosure in one location to provide a summary for investors who are not experts in VIE structures and PRC law. Please revise as appropriate.
 William Lei Ding
Youdao, Inc.
August 30, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Our ability to manage our costs and expenses effectively, page 87

2. We note your response to prior comment 17. Please address how the substantially greater number of, and larger proportionate increase in, total student enrollments compared to paid student enrollments in Youdao Premium Course has impacted your costs and expenses for each period. For example, discuss the costs related to the number of faculty, number of courses, course materials, etc., needed to support your free and low price courses. Discuss trends in this area and how you intend to manage these costs and expenses as your enrollment continues to grow.
3. We note your response to prior comment 19. Disclose with greater specificity how you anticipate achieving operational synergies and cost savings as you integrate your recent acquisitions.
Note 2. Summary of Significant Accounting Policies
(m) Revenue Recognition, page F-20

4. From your response to prior comment 31, it appears you provide advertising planning services by advising customers to optimize delivery strategies, choose delivery channels and spaces, and select key words, etc., for the different formats of advertisement. With regard to your Online marketing services, please revise to more fully describe the nature your advertising planning services. Please also revise to clarify if you consider them to be separate performance obligations in your contracts or part of your obligations to fulfill the delivery of various formats of advertisement on your own or partner websites, and tell us how you arrived at that conclusion. Refer to ASC 606-10-50-12.
5. Furthermore, please tell us and disclose when the contractual performance obligations are satisfied and how you determine the amount of revenue to be recognized. For performance obligations satisfied over time, describe in greater detail the input methods used and how those methods are applied. Refer to ASC 606-10-50-18.
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551- 3350
with any other questions.



FirstName LastNameWilliam Lei Ding                             Sincerely,
Comapany NameYoudao, Inc.
August 30, 2019 Page 2                                         Division of
Corporation Finance
FirstName LastName                                             Office of
Telecommunications